SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C. 20549


                             FORM 11-K


(Mark One)
   X         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                            OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________ to ________________


Commission file number 1-3950






                                FORD MOTOR COMPANY
                        SAVINGS AND STOCK INVESTMENT PLAN
                             FOR SALARIED EMPLOYEES

                            (Full title of the plan)






                              FORD MOTOR COMPANY
                              The American Road
                           Dearborn, Michigan 48121


                  (Name of issuer of the securities held
                  pursuant to the plan and the address of
                      its principal executive office)

Required Information

    Financial Statements

        Statement of Financial Condition, as of December 31, 1993 and
1992.

        Statement of Income and Changes in Plan Equity for the Year Ended December 31, 1993.

        Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1993.

        Schedule II - Reportable Transactions for the Year Ended
December 31, 1993.

Exhibit
- - -------

Designation         Description            Method of Filing
- - -----------         -----------            ----------------
Exhibit 23           Consent of Coopers     Filed with this
                        & Lybrand              Report






                              Signature

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                              SAVINGS AND STOCK INVESTMENT PLAN
                              FOR SALARIED EMPLOYEES



                        By:   /s/P. T. Zachary
                                 P. T. Zachary, Chairman
                                 Savings and Stock Investment
                                 Plan for Salaried Employees Committee


June 27, 1994


11-k\ssip.93

                             EXHIBIT INDEX


                                                  Sequential
                                                  Page Number
Designation        Description                   at Which Found

Exhibit 23        Consent of Coopers & Lybrand

                            FORD MOTOR COMPANY

          SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES


          INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES






                                                             Pages

Report of Independent Accountants                              2

Financial Statements and Supplemental Schedules:

  Statement of Financial Condition as of
    December 31, 1993                                          3

  Statement of Financial Condition as of
    December 31, 1992                                          4

  Statement of Income and Changes in Plan Equity for
    the year ended December 31, 1993                           5


  Notes to Financial Statements                          6 to 11


Supplemental Schedules:

  Assets held for investment purposes
    as of December 31, 1993                           Schedule I

  Reportable transactions for the year
    ended December 31, 1993                          Schedule II

                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying financial statements of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as listed in the accompanying index on page 1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees at December 31, 1993 and 1992, and the income and changes in plan equity for the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees at December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/COOPERS & LYBRAND



400 Renaissance Center
Detroit, Michigan
June 10, 1993

                                  Ford Motor Company

              Savings and Stock Investment Plan for Salaried Employees

             STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1993
             --------------------------------------------------------

                                  (In Thousands)

                                   Ford Motor Co.        Current        Common
                                    Common Stock     Interest Fund    Stock Fund     Bond Fund     Income Fund     Total
                                   -------------     -------------    ----------     ---------     -----------     ------
December 31, 1993
- - -----------------
Assets:
  Participant Contributions
   Receivable                     $    9,258           $    1,101      $    3,628     $      271     $    1,608     $   15,866
  Company Contributions
   Receivable                          3,974                                                                             3,974
  Interfund Receivable (Payable)       3,735               (7,814)         (1,048)            65          5,062              0
  Loan Funds Receivable                                   105,338                                                      105,338
  Interest and Dividends Receivable       12                1,538           1,272                                        2,822
  Deposits w/Insurance Companies
   & Others Under Group Contracts
   (Schedule I)                                                                                         774,281        774,281
  Investments (Schedule I)         3,801,800              350,104         689,929         36,449                     4,878,282
                                   ---------              -------         -------         ------        -------      ---------
   Total Assets                   $3,818,779           $  450,267      $  693,781     $   36,785     $  780,951     $5,780,563
                                  ==========           ==========      ==========     ==========     ==========     ==========
Liabilities and Plan Equity:
  Participant Withdrawals
    Payable                       $   20,437           $    1,097      $    2,238     $       37     $    5,486     $   29,295
  Participant Loans Payable            1,377                  862             528             50                         2,817
  ESOP Loan Payable                  143,156                                                                           143,156
  ESOP Loan Interest Payable             740                                                                               740
 Forfeitures Payable                     127                                                                               127
  Plan Equity, End of Year         3,652,942              448,308         691,015         36,698        775,465      5,604,428
                                  ----------          -----------      ----------     ----------     ----------     -----------
   Total Liabilities and
     Plan Equity                  $3,818,779           $  450,267      $  693,781     $   36,785     $  780,951     $5,780,563
                                  ==========           ==========      ==========     ==========     ==========     ==========

The accompanying notes are an integral part of the financial statements.

finalss.93a

                         Ford Motor Company

       Savings and Stock Investment Plan for Salaried Employees

       STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 1992
       --------------------------------------------------------

                            (In Thousands)




                                         Ford Motor Co.     Current         Common
                                         Common Stock     Interest Fund   Stock Fund   Bond Fund    Income Fund    Total
                                        ------------     -------------   ----------   ---------    -----------    -----
December 31, 1992
Assets:
  Participant Contributions
   Receivable                           $    9,572       $   1,011       $   3,358     $            $    2,229     $ 16,170
  Company Contributions Receivable           3,990                                                                    3,990
  Interfund Receivable (Payable)             7,949         (16,338)             26                       8,363            0
  Loan Funds Receivable                                     93,934                                                   93,934
  Interest and Dividends Receivable             17           1,423           1,196                                    2,636
  Deposits w/Insurance Companies
    & Others Under Group Contracts
    (Schedule I)                                                                                       782,359      782,359
  Investments (Schedule I)               2,616,336         275,547         576,181                                3,468,064
                                         ---------         -------         -------       -------    ----------    ----------

  Total Assets                          $2,637,864      $  355,577      $  580,761     $            $  792,951   $4,367,153
                                        ==========      ==========      ==========     =========    ==========   ==========
Liabilities and Plan Equity:
  Participant Withdrawals Payable       $    9,904      $      591      $    2,503     $            $    3,956   $   16,954
  Participant Loans Payable                    967             668             335                                    1,970
  ESOP Loan Payable                         37,874                                                                   37,874
  ESOP Loan Interest Payable                   260                                                                      260
  Forfeitures Payable                          123                                                                      123
  Plan Equity, End of Year               2,588,736         354,318         577,923                     788,995    4,309,972
                                         ---------       ---------       ---------     ----------   ----------    ---------

   Total Liabilities and
    Plan Equity                        $2,637,864       $  355,577      $  580,761     $            $  792,951   $4,367,153
                                       ==========       ==========      ==========     ============ ==========   ==========

The accompanying notes are an integral part of the financial statements.

finalss.92a


                              Ford Motor Company

            Savings and Stock Investment Plan for Salaried Employees

              STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY FOR
                        THE YEAR ENDED DECEMBER 31, 1993
              ---------------------------------------------------

                                  (In Thousands)



                                   Ford Motor Co.      Current          Common
                                    Common Stock     Interest Fund     Stock Fund  Bond Fund   Income Fund       Total
                                   -------------     -------------     ----------  ---------   -----------       -----
Investment Income:
  Interest                          $       60       $   16,905        $    362    $    1,405   $    56,402    $   75,134
  Dividends                             96,826                           14,886                                   111,712
Net Appreciation/(Depreciation)
 in Fair Value of Investments        1,303,554                           65,236          (269)                  1,368,521
  Contributions:
  Employee                              38,502            2,962          10,057           394         5,253        57,168
  Company on Behalf of Employees        85,650           10,461          37,780         2,185        19,635       155,711
  Company Matching                      48,813                                                                     48,813
Withdrawal of Participants'
  Accounts                            (216,702)         (28,749)        (29,117)       (1,012)      (58,583)     (334,163)
Loan Funds Transferred (Out)/In        (26,030)          35,809          (9,378)         (401)                          0
Net Transfers Between Funds           (139,478)          67,931          47,020        35,088       (10,561)            0
Forfeited Company Matching                (386)                                                                      (386)
ESOP Loan Interest Expense              (4,943)                                                                    (4,943)
                                     ---------         ---------         -------     --------       --------     ---------

Net Increase/(Decrease) in Plan
 Equity for the Year                $1,185,866       $  105,319       $  136,846   $   37,390    $   12,146    $1,477,567
Transfer to Fidelity
 Investments - FMCC                   (119,361)         (11,076)         (23,380)        (689)      (25,387)     (179,893)
 Transfer to Fidelity
 Investments - FNHCC                    (2,299)            (253)            (374)          (3)         (289)       (3,218)
Plan Equity, Beginning of Year       2,588,736          354,318          577,923            0       788,995     4,309,972
                                    ----------        ----------        --------     --------     ---------    ----------


  Plan Equity, End of Year          $3,652,942       $  448,308       $  691,015   $   36,698    $  775,465    $5,604,428
                                    ==========       ==========       ==========   ==========    ==========    ==========

The accompanying notes are an integral part of the financial statements.


                                                                               5
finalss.93i

                          NOTES TO FINANCIAL STATEMENTS


1.  Accounting Policies:
    -------------------

Investments
- - -----------
The investment in Ford Motor Company Common Stock (Company Stock) and interests in the Common Stock Fund and the Bond Fund are valued on the basis of established year-end market prices. Investments in the Income Fund are at cost which approximates market. Investments in the Current Interest Fund are carried at par value, as it is the intent of the Plan to hold investments to maturity.

Contributions
- - -------------
Contributions to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the Plan) from employees and from Ford Motor Company (the Company) and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from Plan participants.

Other
- - -----
Purchases and sales of securities are reflected on a trade-date basis. Gains and losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date; income from other investments is recorded as earned.

The Plan presents in the statement of income and changes in plan equity the net appreciation(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation(depreciation) on those investments.

2.  Description of the Plan:
    -----------------------

The Plan became effective February 1, 1956.

Following is a brief description of the Plan. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the Plan itself.

Type and Purpose of the Plan
- - ----------------------------
The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company Stock.

Eligibility
- - -----------
With certain exceptions, regular full-time salaried employees having at least twelve months of continuous service are eligible to participate in the Plan. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

                                    Continued

                                 --------------

2.  Description of the Plan, continued:
    ----------------------------------

Contributions
- - -------------
The Plan has both a "Tax-Efficient Savings Program" (TESP) and a "Regular Savings" feature. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15% with a corresponding TESP contribution in the same amount made to the Plan by the Company on their behalf. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan and Flexible Compensation Account program, with a contribution in an amount corresponding to each reduction made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. The investment programs are the same for all savings contributions.

The Company matching provision of the Plan was suspended from April 1, 1991 through June 30, 1992. Effective July 1, 1992 Company matching was reinstated at the rate of $.50 per dollar of participants' TESP and/or Regular Savings contributions up to 5% of their base salaries. Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of TESP and/or Regular Savings contributions up to 10% of participants' base salaries. All Company matching contributions are invested in shares of Company Stock. Contributions to TESP of amounts from the Profit Sharing Plan and Flexible Compensation Account are not matched.

Transfer of Assets
- - ------------------
The Plan permits the transfer of assets among investment elections, with certain restrictions related to transfers from the Income Fund. One transfer each month for TESP assets and one transfer each month for Regular Savings assets are permitted.

Investment Programs and Participation
- - -------------------------------------
Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants contributing to each program in December 1993, are as follows:

                                             Regular
                                             Savings         TESP
                                             -------        ------
100 percent Company Stock                      8,847        10,689
100 percent Common Stock Fund                  1,421         2,670
100 percent Income Fund                          849         1,531
100 percent Current Interest Fund                734           945
100 percent Bond Fund                             60           107
Combinations of Company Stock,
 Common Stock Fund, Income Fund,
 Current Interest Fund and Bond Fund
 in whole multiples of 10 percent              3,153        8,913
                                               -----        -----

   Participants at December 31, 1993          15,064       24,855
                                              ======       ======

 At December 31, 1993, approximately 52,000 participants held assets in the Plan.
                                Continued

                               -----------------

2.  Description of the Plan, continued:
    ----------------------------------

Participants may elect to contribute to a Common Stock Fund, a commingled index fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the publicly traded common stocks (i) of the 500 corporations included in Standard and Poor's 500 Index and (ii) of the corporations having capitalizations of at least $100 million as publicly reported from time to time and not included in the Standard and Poor's 500 Index. Assets of the fund are allocated between the Plan and the Tax-Efficient Plan for Hourly Employees (TESPHE) in proportion to the number of units each plan holds in the fund. Units of the fund held by the Plan at December 31, 1993 and 1992, and their per unit value, are shown in Note 5. A small portion of the fund is invested in short-term cash equivalents.

Participants may elect to contribute to an Income Fund placed with an insurance company or other organization. The insurance company or other organization agrees to repay the principal and a stipulated rate of interest over a specified time period. Contributions to the Income Fund in 1993 were placed with Lehman Government Securities, Inc. at an annual effective interest rate of 5.49%. The Income Fund in 1992 was placed with Prudential Insurance Company of America (Prudential) at an annual effective interest rate of 7.03% The Income Fund in 1991 was placed two-thirds with Prudential and one-third with Metropolitan Life Insurance Company at an annual effective interest rate of 8.3%. Effective June 30, 1993 assets in the Income Fund for 1991 were transferred to other investment programs including the Income Fund for 1993 based on participants' elections. Contributions to the Income Fund during 1994 will be placed with Prudential at an annual effective interest rate of 4.94%.

Participants may elect to contribute to a Current Interest Fund. Assets in this fund are pooled with those of TESPHE. The objective of the fund is maximization of current income consistent with the preservation of capital. Investments are made in debt obligations consisting of marketable securities, domestic bank certificates of deposit, bankers acceptances and high grade commercial paper and other money market obligations. The interest rate paid is variable. Average annual interest rates in 1993 and 1992 were 3.4% and 4.3%, respectively. The interest income reported on the Statement of Financial Condition for the Current Interest Fund for 1993 includes $6.5 million related to interest included in participants' loan repayments.

Effective January 1, 1993, participants may elect to contribute to a Bond Fund. The objective of the fund is to provide investment results that closely correspond to the price and yield performance of the Lehman Brothers Aggregate Index. The fund will be invested in a portfolio of the Treasury notes and bonds, corporate notes and bonds and mortgage-backed securities and other securities that, in the aggregate, typify the securities that are included in the Lehman Brothers Aggregate Index. At December 31, 1993, the fund held 3,384,290 units having a unit value of $10.77. A small portion of the fund is invested in short-term cash equivalents.

Brokerage fees applicable to Common Stock Fund investments are paid from funds in the Common Stock Fund. The Bond Fund advisor fees are paid from funds in the Bond Fund. The Company pays all fees associated with the purchase and sale of Company Stock and shares of Company Stock forfeited from participants' accounts are used to pay such fees to the extent such shares are available.

Investment details as of December 31, 1993, are set forth in Schedule I.

                                     Continued

                              ------------------


2.  Description of the Plan, continued:
    ----------------------------------

Vesting and Distributions
- - -------------------------
Regular Savings assets, TESP assets, and assets resulting from Company matching contributions (Company Stock and related dividend earnings) are accumulated in annual "classes".

Effective January 1, 1989, Company matching contributions vest after five years of Plan service. Upon completion of five years of service, all assets attributable to Company matching contributions held in participants' accounts and all future contributions vest when made.

TESP assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship. Participants may borrow from their TESP accounts within the limits imposed by the Plan. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal on the last Tuesday of the preceding month.

3.  Forfeitures:
    ------------

The Plan permits the Company to use the value of Company Stock forfeited from participants' accounts to pay Plan administration expenses and, to the extent not used to pay such expenses, to reduce the Company's contributions to the Plan. During 1993, forfeited shares having a market value of $567,000 were used to pay administrative expenses. To the extent that forfeited shares are not available to pay administrative expenses, the Company pays such expenses directly.

4.  Net Appreciation (Depreciation) in Fair Value of Investments:
    ------------------------------------------------------------

The Plan's investments in Company Stock and the Common Stock Fund
(including investments bought, sold, as well as held during the period) appreciated $1,303,554,000 and $65,236,000, respectively, for the year ended December 31, 1993. In addition, the Plan's investment in the Bond Fund depreciated $269,000 for the year ended December 31, 1993.

5.  Asset Value Per Common Stock Fund Unit:
    ---------------------------------------

The number of units, and the asset value per unit, in the Common Stock Fund at December 31, 1993 and 1992, are as follows:

                           December 31, 1993               December 31, 1992
                       -------------------------       -------------------------
                        Number           Asset          Number          Asset
                          of             Value           of             Value
                        Units           Per Unit        Units          Per Unit
                        -----           --------        ------         ---------
Common Stock Fund      27,992,934        $24.692       26,565,601       $21.734

                                           Continued

                                      ------------------


6.  Employee Stock Ownership Plan:
    -----------------------------

Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan
(ESOP). All shares of Company Stock in the Plan at any time, including all shares allocated to participants' accounts, shares held in an ESOP suspense account (described below), and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

In 1991, the trustee of the ESOP borrowed from the Company an amount not exceeding the estimated amount of dividends to be received on Company Stock held by the Plan over a twenty-four month period beginning in August, the month the loan originated. The loan proceeds were used to purchase shares of Company Stock at the date of the loan, for distribution quarterly over the next two years. The loan is payable in eight quarterly installments beginning in September 1991. A new loan totaling $178,119,318 was taken in August 1993 that is payable in equal quarterly installments over a twenty-four month period beginning September 1, 1993.

The Company Stock shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly payment is made. The Company purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. The Plan held 2,733,148 and 1,070,378 unallocated ESOP shares at year-end, 1993 and 1992, respectively.

Dividends earned on Company Stock held in the Plan generally are used to make quarterly loan payments. If dividend cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If dividend cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

The following highlights certain ESOP activity for 1993:

                               1993 Loan         1991 Loan
                                Activity          Activity
                                in 1993           in 1993
                               ---------         ------------

Cost of Shares Purchased
 With Loan Cash               $178,119,318            -
Shares Purchased With
 Loan Cash                       3,416,436            -
Loan Principal Paid            $34,963,633       $ 37,874,285
Loan Interest Paid
 and Accrued                   $ 4,054,936       $    888,201


                              Continued

                                 ------------

7.   Partial Plan Transfer:
     ---------------------

Effective July 1, 1993, Ford Motor Credit Company and The American Road Insurance Company (collectively "FMCC") participants in the Plan moved their assets to a new savings plan administered by Fidelity Management Trust Company ("Fidelity"). Effective October 31, 1993, Ford New Holland Credit Company ("FNHCC") participants in the Plan moved their assets to a new savings plan with Fidelity.

8.  Tax Status:
    ----------

In connection with the adoption of the Plan in 1956 and in connection with each significant amendment to the Plan, the Internal Revenue Service (IRS) has issued a determination letter holding that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established thereunder is entitled to exemption from Federal income tax under the provisions of Section 501(a) of the Code. The most recent determination of the Plan's tax qualified status was issued by the IRS on April 3, 1986 in connection with Plan amendments.

9.  Plan Termination:
    ----------------

The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Common Stock Fund units and Bond Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon.



             Item 27a - Schedule of Assets Held for Investment Purposes           Schedule I

                                   Ford Motor Company                             Page 1 of 2

SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES AS DECEMBER 31, 1993


                                      Description of Investment Including
Identity of Issue, Lessor,            Maturity Date, Rate of Interest,                      Current
Borrower, or Similar Party            Collateral, Par or Maturity Value           Cost       Value
- - -------------------------------       ---------------------------------------  ---------    ------
                                                                                 (000)       (000)
Ford Motor Company Common Stock
- - -------------------------------
Ford Motor Company*                    Ford Motor Company Common Stock
                                        58,930,237 Shares                       $1,890,206    $3,801,000
Comerica Bank, N.A.                    180-Day Commercial Paper
                                        Interest Rate Variable                         812           812
                                                                                ----------    ----------
                                                                                $1,891,018    $3,801,812
                                                                                ==========    ==========

Current Interest Fund
Society National - Note                $ 8,000,000 Par, 3.45%,  01/14/94        $  5,776      $    5,776
General Electric Capital
 Corp. - Note                          $25,000,000 Par, 3.3%,   05/18/94          18,092          18,084
American Express Centurion
 Bank - Note                           $10,000,000 Par, 3.71,   06/10/94           7,277           7,267
IBM Credit Corp. - Note                $ 5,000,000 Par, 4.09%,  09/23/94           3,644           3,637
Old Kent Bank and Trust - Note         $10,000,000 Par, 3,375%, 10/24/94           7,211           7,211
Household Financial Corp. - Note       $30,000,000 Par, 3.4375%,11/08/94          21,610          20,845
Transamerica Life GIC #79176           $10,000,000 Par, 3,55%,  08/02/94           7,189           7,189
Beta Financial Private Placement       $25,000,000 Par, 3.13%,  05/17/94          17,988          17,988
Federal Farm Credit Banks              $10,000,000 Par, 3.21%,  03/01/94           7,186           7,186
Federal Farm Credit Banks              $25,000,000 Par, 3.31%,  05/02/94          18,016          18,016
Canadian Imperial Bank - CD            $15,000,000 Par, 3.35%,  03/14/94          10,791          10,791
Bank of Nova Scotia - CD               $15,000,000 Par, 3.25%,  04/19/94          10,820          10,820
Bank of Nova Scotia - CD               $10,000,000 Par, 3.6%,   07/21/94           7,285           7,285
Pittsburg National Bank - CD           $20,000,000 Par, 3.75%,  08/02/94          14,563          14,561
Bank of Nova Scotia -
 Commercial Paper                      $10,000,000 Par, 3.15%,  01/21/94           7,154           7,154
Pacific Dunlop - Commercial Paper      $19,200,000 Par, 3.3%,   03/01/94          13,686          13,686
Comerica Bank, N.A.                    180-Day Commercial Paper Interest
                                         Rate Variable                           173,354         173,354
                                                                                 -------         -------

  Total                                                                         $351,642        $350,850
                                                                                ========        ========

Common Stock Fund
Comerica Bank, N.A.                    Equity Index Funds 27,992,934
                                          Units                                 $445,768        $691,201
                                                                                ========        ========
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             Item 27a - Schedule of Assets Held for Investment Purposes    Schedule I

                               Ford Motor Company                          Page 2 of 2

SAVINGS AND STOCK INVESTMENT PLAN FOR SALARIED EMPLOYEES AS OF DECEMBER 31, 1993
- - --------------------------------------------------------------------------------
                                            Description of Investment Including
Identity of Issue, Lessor,                  Maturity Date, Rate of Interest,                    Current
Borrower, or Similar Party                  Collateral, Par of Maturity Value          Cost     Value
- - -------------------------------             --------------------------------------  ---------   --------
                                                                                      (000)     (000)
Bond Fund
- - ---------
Wells Fargo Institutional
 Trust Company                              Bond Fund Index 3,384,290 Units        $ 36,719     $36,449

Income Funds
Lehman Government Securities, Inc.          06/30/96 Maturity - 5.49%
                                              Interest Rate                        $177,414     $177,414
The Prudential Insurance Company
 of America                                 06/30/95 Maturity - 7.03%
                                              Interest Rate                          311,121     311,121
The Prudential Insurance Company
 of America                                 06/30/94 Maturity - 8.30%
                                               Interest Rate                         190,497     190,497
Metropolitan Life Insurance Company         06/30/94 Maturity - 8.30%
                                               Interest Rate                          95,249      95,249
                                                                                   ---------    --------

  Total                                                                             $774,281    $774,281
                                                                                   =========    ========

- - - - - - -
*Party-in-Interest

Notes to Schedule I:
- - --------------------
The market value of Ford Motor Company Common Stock is based upon the closing price reported in the New York Stock Exchange Transactions listing as of the last trading day of 1993. Market values also include interest and dividends receivable.

Plans holding assets in the Common Stock Fund are: the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees and the Tax-Efficient Savings Plan for Hourly Employees. At December 31, 1993, these plans held a total of 31,824,147 units in the Fund with each unit having a value of $24.692. The assets held by the Fund were allocated to each of the plans in proportion to the number of units each plan held in the Fund. Units held by the plans at December 31, 1993 are shown in the Notes to Financial Statements for each of the plans.

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Item 27a - Schedule of Assets Held for Investment Which Were Both Acquired and Disposed of in the Same Plan Year
- - ----------------------------------------------------------------------------------------------------------------

                                   (b) Description of Investment Including
(a) Identity of Issue, Lessor          Maturity Date, Rate of Interest,       (c)   Costs of   (d) Proceeds of
    Borrower, or Similar Party         Collateral, Par of Maturity Value          Acquisitions     Dispositions
    --------------------------         -----------------------------------        ------------     ------------

                                 NOT APPLICABLE
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            Item 27d - Schedule of Reportable Transactions         Schedule II

                               Ford Motor Company

           Savings and Stock Investment Plan for Salaried Employees

      REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1993
      ------------------------------------------------------------


Identify of     Description       Purchase      Selling        Lease   Expenses   Cost of      Current Value     Net Gain
Party Involved  of Asset          Price          Price         Rental  Incurred    Asset         of Asset       or (Loss)
- - --------------  -----------       --------      -------        ------  --------   -------      -------------     ---------
Single Transaction in Excess of 5% of Current Value of Plan Assets - None
- - -------------------------------------------------------------------------

Series of Transactions in Securities in Excess of 5% of Current Value of Plan Assets
- - ------------------------------------------------------------------------------------
Footnote #1   Ford Motor Company
              Common Stock         $234,229,712                 N/A    $1,460     $234,231,132  $234,231,132     N/A

Comerica Bank, N.A.Footnote #2      920,521,442   N/A           N/A         0      920,521,442   920,521,442     N/A

Comerica Bank, N.A.Footnote #3      N/A          $920,132,435   N/A         0      920,132,435   920,132,435    $ 0


Series of Transactions in Other Than Securities in Excess of 5% of Current Value of Plan Assets - None
- - ------------------------------------------------------------------------------------------------------

Single Transaction With a Non-Regulated Entity in Excess of 5% of Current Value of Plan Assets - None
- - -----------------------------------------------------------------------------------------------------


Footnotes:
- - ---------
#1 Purchase of 4,574,601 shares of Ford Motor Company Common Stock.

#2 Purchases of Comerica Bank, N.A. Short-Term Fund (Bank Collective Fund).

#3 Sales of Comerica Bank, N.A. Short-Term Fund (Bank Collective Fund).

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